PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(3)

(To prospectus dated December 21, 2006)	Registration No. 333-139448

KfW, Frankfurt/ Main, Federal Republic of Germany
Information Relating to U.S. Dollar-Denominated Global Notes

Prospectus Supplement dated December 29, 2006

INFORMATION RELATING TO U.S. DOLLAR-DENOMINATED GLOBAL NOTES
      The following description will apply to certain U.S. dollar-denominated global notes offered by KfW’s prospectus dated December 21, 2006 (referred to herein as the “notes” and in the prospectus as the “securities”). If and to the extent that the pricing supplement relating to any issue of notes contains terms that are different from the general terms set forth herein, the terms described in that pricing supplement will apply with respect to that issue of notes and supersede the information set forth herein. This description supplements and, if inconsistent, replaces the general description of KfW’s debt securities in the prospectus dated December 21, 2006.
DESCRIPTION OF THE NOTES
General Provisions
      Principal Amount and Denomination. The notes will be issued in the aggregate principal amount specified in the applicable pricing supplement, divided into the appropriate number of notes in the principal amount of $1,000 each, which will rank equally among themselves.
      Global Certificates, Notes and Form. The notes will be represented by one or more permanent global certificates without interest coupons, which will be kept in custody by Deutsche Bank Trust Company Americas, c/o Deutsche Bank National Trust Company, New York, also known as DBTCA, or any successor, as custodian for The Depositary Trust Company, New York, also known as DTC, until all our obligations under the notes have been satisfied. The global certificates (as defined under “Clearing and Settlement — Certification and Custody; Appointment of Registrar and Paying Agents”) will be in registered form in the name of Cede & Co., as nominee of DTC, recorded in a register kept by the registrar (as defined under “Clearing and Settlement — Certification and Custody; Appointment of Registrar and Paying Agents”). The global certificates will represent the notes credited to accounts maintained with DTC by financial institutions that are participants in DTC. Each global certificate will be manually signed by two of our authorized representatives and will each be manually authenticated by or on behalf of the registrar. Copies of the global certificates will be available free of charge at the paying agent (as defined under “— Registrar and Paying Agents”). Definitive certificates representing individual notes and interest coupons will only be issued in the limited circumstances described under “Clearing and Settlement — The Clearing Systems — DTC.”
      Transfers. The notes may be transferred through DTC or its participants. Transfers of notes will require appropriate entries in securities accounts as described in further detail under “Clearing and Settlement — Transfers.”
Status
      The notes will constitute unsecured and unsubordinated obligations of KfW and will rank equally with all of our other present and future unsecured and unsubordinated obligations, but subject to any applicable mandatory statutory exceptions.
Interest
      Interest Rate and Due Dates. Unless otherwise specified in the applicable pricing supplement, the notes will bear interest at the rate per year set forth in that pricing supplement as from the closing date or such other date as is set forth therein. The notes will cease to bear interest upon the end of the day preceding the day on which they become due for redemption. Interest will be payable in two equal semi-annual installments in arrears on the interest payment dates specified in the applicable pricing supplement, or as is otherwise set forth in that pricing supplement. The first interest payment will be made on the first interest payment date specified in the applicable pricing supplement for the period commencing on the closing date or such other date as is specified in the applicable pricing supplement (inclusive) and ending on the first interest payment date specified in the applicable pricing supplement (exclusive).

      Late Payment. Should we fail to redeem the notes on the due date therefor, interest on the notes shall, subject to the provisions with respect to business days (as defined under “— Payments — Business Days”), accrue beyond the due date until actual redemption of the notes at the default rate of interest established by law. Under German law, the default rate is five percentage points above the basic rate of interest announced by the German Federal Bank immediately after January 1 and July 1 in each year.
      Accrued Interest. Unless otherwise set forth in the applicable pricing supplement, interest shall be calculated on the basis of a 360-day year consisting of twelve 30-day months.
Maturity; Early Redemption; Repurchase
      Maturity. The notes shall be redeemed at par on the maturity date set forth in the applicable pricing supplement. Subject to the provisions with respect to termination for default set forth under “— Termination for Default,” neither we nor any noteholder shall be entitled to redeem the notes before their stated maturity.
      Early Redemption. If specified in the applicable pricing supplement, the notes may be redeemed, as a whole but not in part, on the early redemption date or dates as set forth in the applicable pricing supplement, at our option upon prior written notice of no less than the early redemption notice period set forth in the applicable pricing supplement, at the redemption price set forth in that pricing supplement (being equal to a percentage of the principal amount of the notes), together with interest accrued to, but excluding, the applicable early redemption date, or at any other redemption price set forth in the applicable pricing supplement.
      If notes will be redeemable at our option, we may choose to redeem the notes at any time, especially when prevailing interest rates are relatively low. As a result, redemption may adversely affect your return on the notes as you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate of the notes being redeemed.
      Repurchase. We may at any time purchase and resell notes in the open market or otherwise at any price. Notes so purchased and not resold by us may, at our own discretion, be held or surrendered to the paying agent for cancellation.
Payments
      Payments. Payments of principal of, and interest on, the notes shall be made in U.S. dollars on the relevant payment date (see “— Payment Date and Due Date”) to, or to the order of, the person registered at the close of business on the relevant record date (see “— Record Date”) in the register kept by the registrar. The funds will be distributed through the relevant DTC participants (see “Clearing and Settlement — Certification and Custody; Appointment of Registrar and Paying Agents”) to the noteholders as of the relevant record date. Payments of principal shall be made upon surrender of the global certificates to the paying agent.
      All payments made by or on behalf of us to, or to the order of, the registered holder of the global certificates at the close of business on the relevant record date shall discharge our liability under the notes to the extent of the sums so paid.
      Record Date. The record date for purposes of payments of principal and interest (see “— Payments”) shall be, in respect of each such payment, the tenth New York business day prior to the relevant payment date (see “— Payment Date and Due Date”).
      Business Days. If any date for payment of principal or interest to the registered holder of a global certificate is not a New York business day, such payment shall not be made until the next day which is a New York business day and no further interest shall be paid in respect of the delay in such payment. “New York business day” means any day other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

      Payment Date and Due Date. For the purposes of the terms and conditions of the notes, “payment date” means the day on which the payment is actually to be made, where applicable as adjusted in accordance with the preceding paragraph, and “due date” means the interest payment date or the maturity date provided for in the applicable pricing supplement, without taking account of any such adjustment.
Taxes
      All payments by us in respect of the notes shall be made without deduction or withholding of taxes or other duties, unless such deduction or withholding is required by law. In the event of such deduction or withholding, we shall not be required to pay any additional amounts in respect of the notes. There will be no “gross-up” provision.
Termination for Default
      Unless otherwise specified in the applicable pricing supplement, any noteholder may, through DTC, declare its notes due and demand repayment thereof at their principal amount plus interest accrued to the date of repayment if we shall fail to pay any amount payable under the notes within 30 days from the relevant due date. The right to declare notes due shall cease if we have made payment to, or to the order of, the registered holder of the global certificates before the noteholder has exercised such right. Any notice declaring notes due shall be made by means of a written notice to be delivered by hand or registered mail to us together with proof that such noteholder at the time of such notice is a holder of the relevant notes by means of a certificate of the noteholder’s custodian as set forth under “— Governing Law, Jurisdiction, Enforcement and Language — Enforcement.” Definitive certificates representing individual notes and interest coupons will not be issued in the event of a default.
Registrar and Paying Agents
      We will appoint DBTCA as initial registrar (the “registrar”) and paying agent, and, to the extent required by law, Deutsche Bank Aktiengesellschaft, Frankfurt am Main (“Deutsche Bank Frankfurt”) as additional paying agent (DBTCA and, if applicable, Deutsche Bank Frankfurt in performing such function, the “paying agent”). We may at any time vary or terminate the appointment of the registrar or any paying agent or approve any change in the office through which they act (the “specified office”), provided that there shall at all times be a registrar and paying agent, and provided further that so long as the notes are listed on any stock exchange (and the rules of such stock exchange so require), we will maintain a paying agent with a specified office in the city in which such stock exchange is located. We will give notice of any change in the registrar or paying agents or in their specified offices by publication in the manner set forth under “— Notices.”
      The registrar and the paying agents in such capacities are acting exclusively as our agents and do not have any legal relationship of any nature with or accountability to the registered holder of the global certificates or to any noteholder.
Further Issues
      We reserve the right, from time to time without the consent of the noteholders, to issue additional notes, on terms identical in all respects to those set forth in the terms and conditions of the notes (except as to the date from which interest shall accrue), so that such additional notes shall be consolidated with, form a single issue with and increase the aggregate principal amount of, the notes. The term “notes” shall, in the event of such increase, also include such additional notes.
Notices
      All notices regarding the notes shall be published (a) in the electronic Federal Gazette (elektronischer Bundesanzeiger) and, if legally required, in the form of media determined by law in addition thereto, and (b) also in a leading daily newspaper printed in the English language and of general circulation in New York City (expected to be The Wall Street Journal). Any notice will become effective for all purposes on the third day following the date of its publication or, if published more than once or on different dates, on the third day following the first date of any such publication.
Governing Law, Jurisdiction, Enforcement and Language
      Governing Law. The notes, both as to form and content, as well as our rights and duties and those of the noteholders, shall be governed by and shall be construed in accordance with the laws of the Federal Republic of Germany. Any disposition of the notes, including transfers and pledges of notes, executed between DTC participants and between DTC and DTC participants will be governed by the laws of the State of New York.
      Jurisdiction. Any action or other legal proceedings arising out of or in connection with the notes may exclusively be brought in the District Court (Landgericht) in Frankfurt am Main.
      Enforcement. Any noteholder may in any proceedings against us or to which the noteholder and we are parties protect and enforce in its own name its rights arising under its notes on the basis of (a) a certificate issued by its custodian (i) stating the full name and address of the noteholder, (ii) specifying an aggregate principal amount of notes credited on the date of such statement to such noteholder’s securities account maintained with such custodian and (iii) confirming that the custodian has given a written notice to DTC and the registrar containing the information pursuant to (i) and (ii) and bearing acknowledgments of DTC and the relevant DTC participant and (b) copies of the global certificates certified as being true copies by a duly authorized officer of DTC or the registrar. For purposes of the foregoing, “custodian” means any bank or other financial institution of recognized standing authorized to engage in securities custody business with which the noteholder maintains a securities account in respect of any notes and includes DTC and its participants, including any other clearing system which is a participant in DTC.
      Language. The conditions are written in the English and German languages, with the English version controlling and binding.

CLEARING AND SETTLEMENT
      The information set forth below with respect to DTC, Euroclear (as defined below) or CBL (as defined below), which are collectively referred to as the clearing systems, is subject to any change in or reinterpretation of the rules, regulations and procedures of the clearing systems currently in effect. The information concerning the clearing systems has been obtained from sources that we believe to be reliable, but neither we nor any manager named in the applicable pricing supplement take any responsibility for the accuracy thereof. Investors wishing to use the facilities of any of the clearing systems are advised to confirm the continued applicability of the rules, regulations and procedures of the relevant clearing system. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, interests in the notes held through the facilities of any clearing system or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests of any noteholder.
Certification and Custody; Appointment of Registrar and Paying Agents
      Clearing and settlement arrangements, including the existing links between Euroclear Bank S.A./ N.V. as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“CBL”) and the participation of these systems in DTC, will provide investors access to three major clearing systems. At initial settlement, the notes will be represented by one or more permanent global certificates (the “global certificates”) which will not be exchangeable for definitive certificates representing individual notes except in very limited circumstances described under “— The Clearing Systems — DTC.” The global certificates, which are to be held by DBTCA as custodian for DTC, will be issued in registered form in the name of Cede & Co., as nominee of DTC, and will represent the notes credited to accounts maintained with DTC by financial institutions that are participants in DTC (“DTC participants”). The notes are expected to be accepted for clearance and settlement through DTC on the closing date specified in the applicable pricing supplement. Euroclear and CBL participate in DTC, and, accordingly, notes held by investors electing to hold notes through financial institutions that are participants in Euroclear and CBL (“Euroclear and CBL participants”) are thus also represented by the global certificates.
      The notes represented by the global certificates will equal the total aggregate principal amount of the notes outstanding at any time. The noteholders as the owners of beneficial interests in the global certificates will not be entitled to have notes registered in their names, and will not be entitled to receive physical delivery of definitive certificates representing individual notes. We may issue definitive certificates representing individual notes in limited circumstances described under “— The Clearing Systems — DTC.”
      We will appoint DBTCA as initial registrar and paying agent, and to the extent required by law, Deutsche Bank Frankfurt as additional paying agent, as described in greater detail under the heading “Description of the Notes — Registrar and Paying Agents.”
      The global certificates relating to a particular issue of notes will be assigned an ISIN number, a CUSIP number and a common code, as set forth in the applicable pricing supplement.
Payments
      As described under “— Certification and Custody; Appointment of Registrar and Paying Agents,” DBTCA will act as our initial paying agent for the notes. Principal and interest payments on the notes will be made by us through the paying agent to the registered holder of the global certificates in U.S. dollars as set forth under “Description of the Notes — Payments.” All payments duly made by or on behalf of us to, or to the order of, the registered holder of the global certificates, shall discharge our liability under the notes to the extent of the sum or sums so paid. Therefore, after such payments have been duly made, neither we nor the paying agent has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the global certificates. Payments by DTC participants and indirect DTC participants (as defined under “— The Clearing Systems — DTC”) to owners of beneficial interests in the global certificates will be governed by standing instructions and customary practices and will be the responsibility of the DTC participants or indirect DTC participants. Neither we nor the paying agent will have any responsibility or liability for any aspect of the records of DTC relating to or payments made by DTC on account of beneficial interests in the global certificates or for maintaining, supervising or reviewing any records of DTC relating to such beneficial interests. Substantially similar principles will apply with regard to Euroclear and CBL participants.
Transfers
      Title to book-entry interests in the notes will pass by book-entry registration of the transfer within the records of DTC, Euroclear or CBL, as the case may be, in accordance with their respective procedures. Book-entry interests in the notes may be transferred within DTC, Euroclear or CBL, as the case may be, in accordance with their respective procedures established for this purpose. Transfers of book-entry interests in the notes between any of DTC, Euroclear and CBL may be effected in accordance with the procedures established for this purpose by DTC, Euroclear and CBL.
The Clearing Systems

Overview
      Beneficial interests in the global certificates will be represented through book-entry accounts at financial institutions acting on behalf of the noteholders as direct and indirect participants in DTC. An investor may elect to hold beneficial interests in the global certificates directly through either DTC, Euroclear or CBL, if such investor is a participant in any such system, or indirectly through an organization which is a participant in any such system. Euroclear and CBL will hold interests on behalf of their participants through customer securities accounts in the name of Euroclear and CBL on the books of their respective depositaries, which in turn will hold such interests in customer securities accounts in their respective names on the books of DTC.

DTC
      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934, as amended. DTC holds securities that DTC participants deposit with DTC. DTC also facilitates the post-trade settlement among DTC participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between DTC participants’ accounts. This eliminates the need for physical movement of securities certificates. DTC participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of DTC participants and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation, (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly (“indirect DTC participants”). The DTC Rules applicable to its participants are on file with the Securities and Exchange Commission.
      Transfers of notes in DTC may be made only through DTC participants. Indirect DTC participants are required to effect transfers through a DTC participant. In addition, beneficial owners of notes in DTC will receive all distributions of principal of and interest on the notes from the paying agent through a DTC participant. Distributions in the United States will be subject to tax reporting in accordance with relevant United States tax laws and regulations as set forth in the prospectus under “United States Taxation”.
      Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants, and because beneficial owners will hold interests in the notes through DTC participants or indirect DTC participants, the ability of such beneficial owners to pledge notes to persons or entities that do not participate in DTC, or otherwise take actions with respect to such notes, may be limited.
      The established procedures of DTC provide that (i) upon issuance of the notes by us, DTC will credit the accounts of DTC participants designated by the managers (as defined in the applicable pricing supplement under “Subscription and Sale”) with the principal amount of the notes purchased by the managers, and (ii) ownership of interests in the global certificates will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC, the DTC participants and the indirect DTC participants. The laws of some jurisdictions require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the global certificates is limited in such context.
      KfW and the agent have each undertaken to DTC that, in the event DTC is unable or unwilling to continue providing its services, and a successor securities depository is not obtained, KfW and the agent shall cooperate fully with DTC in taking appropriate action to make definitive certificates representing individual notes available to holders.

CBL
      CBL is incorporated under the laws of Luxembourg. CBL holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between CBL participants through electronic book-entry changes in accounts of CBL participants, thereby eliminating the need for physical movement of certificates. Transactions may be settled in CBL in various currencies, including U.S. dollars. CBL provides to CBL participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. CBL interfaces with domestic markets in several countries. As a professional depositary, CBL is subject to regulation by the Luxembourg Monetary Institute.
      CBL participants are recognized financial institutions around the world, including managers, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the managers. Indirect access to CBL is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a CBL participant either directly or indirectly.
      Distributions with respect to notes held beneficially through CBL will be credited to cash accounts of CBL participants in accordance with its rules and procedures.

Euroclear
      Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may be settled in various currencies, including U.S. dollars. Euroclear includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./ N.V. (the “Euroclear operator”). All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the managers. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.
      The Euroclear operator is regulated and examined by the Belgian Banking Commission.
      Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Euroclear terms and conditions”). The Euroclear terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the Euroclear terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.
      Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear terms and conditions, to the extent received by the Euroclear operator.
Global Clearance and Settlement Procedures

Initial Settlement
      Customary settlement procedures will be followed for participants of each system at initial settlement. Settlement procedures applicable to the domestic U.S. dollar-denominated bond market will be followed for primary market purchasers which are participants in DTC, and notes will be credited to their securities accounts on the settlement date against payment in U.S. dollars in same-day funds. Settlement procedures applicable to conventional eurobonds in registered form will be followed for primary market purchasers which are Euroclear or CBL participants, and notes will be credited to their securities accounts on the business day following the settlement date against payments for value on the settlement date.

Secondary Market
      Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s same-day funds settlement system. Secondary market trading between Euroclear and CBL participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and CBL and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.
      Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Euroclear or CBL, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant European clearing system will, if a transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear and CBL participants may not deliver instructions directly to the U.S. depositaries of their respective clearing systems.
      Because of time zone differences, credits or notes received in Euroclear or CBL as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear or CBL participants on such business day. Cash received in Euroclear or CBL as a result of sales of notes by or through a Euroclear or CBL participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or CBL cash account only as of the business day following settlement in DTC.

SUBSCRIPTION AND SALE
Subscription Agreement
      As specified in more detail in the applicable pricing supplement, we expect that the managers named in the applicable pricing supplement will agree with us, severally and not jointly, a subscription agreement, to subscribe and pay for the notes according to the terms described in the applicable pricing supplement. We expect that the managers will commit to take and pay for all of the notes, if any are taken, under the terms and conditions of the subscription agreement. We may also agree to bear certain costs and expenses incurred by the managers in connection with the issue, subscription and offering of the notes. After the initial public offering, the price to public may be changed.
Certain Selling Restrictions
      The notes will be offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is legal to make such offers. Unless otherwise provided in the applicable pricing supplement, the following selling restrictions will apply to the notes.
      European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), we expect that each manager will represent and agree not to make an offer of the notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State at any time:

(1)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(2)	to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year, (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(3)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive or pursuant to any applicable national law of any Relevant Member State;
whereby the expression an “offer of the notes to the public” in relation to the notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
      United Kingdom. We expect that each manager will represent and agree that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of such notes in circumstances in which section 21(1) of the FSMA does not apply to us; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.
      United States. We expect that each manager will agree that in connection with any distribution of the notes in the United States such manager will comply with and cause any of its affiliates which offers or sells notes in the United States to comply with applicable United States law and any applicable laws, rules and regulations of any relevant state jurisdiction.
      Japan. We expect that each manager will acknowledge and agree that it will not offer or sell any notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
      Canada. We expect that each manager will represent and agree that it has not offered or sold, and it will not offer or sell any notes, directly or indirectly, in Canada or any province or territory thereof or to, or for the benefit of, any resident of Canada in contravention of the securities laws and regulations of the provinces and territories of Canada and will represent that any offer of notes in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each manager will further represent and agree that it has not and it will not distribute or deliver the prospectus or any other offering material relating to the notes in Canada or to any resident of Canada in contravention of the securities laws and regulations of the provinces and territories of Canada. Each manager will also represent and agree that it will send to any dealer who purchases from it any notes a notice stating in substance that, by purchasing such notes, such dealer represents and agrees that it has not offered or sold, and it will not offer or sell any notes, directly or indirectly, in Canada or any province or territory thereof or to, or for the benefit of, any resident of Canada in contravention of the securities laws and regulations of the provinces and territories of Canada, that any offer of notes in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made and that it has not and it will not distribute or deliver the prospectus or any other offering material relating to the notes in Canada or to any resident of Canada in contravention of the securities laws and regulations of the provinces and territories of Canada, and that such dealer will deliver to any other dealer to which it sells any such notes a notice to the foregoing effect.
      Hong Kong. We expect that each manager will represent and agree that (a) it has not offered and sold, and will not offer or sell, in Hong Kong, by means of any document, any notes other than (i) to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong (CO) or (iii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) (“SFO”) and any rules made under the SFO, or (iv) in other circumstances which do not result in the document being a “prospectus” within the meaning of the CO; and (b) it has not issued, or had in its possession for the purposes of issue, and will not issue, or have in its possession for the purpose of issue (in each case whether in Hong Kong or elsewhere), any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made under the SFO.
      Public Offer. We expect that each manager will acknowledge that (other than in the United States) no action has been or will be taken in any jurisdiction by the managers or us that would permit a public offering of the notes, or possession or distribution of any of the prospectus or any other offering material, in any jurisdiction where action for those purposes is required. Each manager will comply with all applicable laws and regulations in each jurisdiction in which it purchases, offers, sells, distributes or delivers notes or has in its possession or distributes any disclosure document or any other offering material and will obtain or make, give or fulfill any consent, approval, registration, notice, permission or other regulatory requirement required by it or us for the purchase, offer, sale, distribution or delivery of the notes and the possession or distribution of any of the disclosure documents or any other offering material under the laws and regulations in force in any jurisdiction to which it is subject or in or from which it makes any such purchase, offer, sale, distribution or delivery, in all cases at its own expense.

Other Provisions
      Conditions. We expect that the subscription agreement will provide that the obligations of the managers are subject to certain conditions, including approval of certain legal matters by counsel. In addition, the managers may have the right, after consultation with us, to terminate the subscription agreement at any time prior to the payment of the purchase price if there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in their view be likely to prejudice materially the success of the offering and distribution of the notes or dealing in the notes in the secondary market.
      No Established Trading Market. The notes will be a new issue of securities with no established trading market. We expect that application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange pursuant to Chapter 2 of Part III of the Loi relative aux prospectus pour valeur mobilières dated July 10, 2005 (Luxembourg Prospectus Act). We expect that the managers will intend to make a market in the notes. The managers may agree to do so but may discontinue market making at any time. No assurance can be given as to the liquidity of the trading market for the notes.
      Stabilization. In connection with this offering of notes, we may appoint a stabilization manager. The stabilization manager or any person acting for it may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the stabilization manager or any person acting for it of a greater number of the notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.
      The stabilization manager may also impose a penalty bid, which occurs when a particular manager repays to the stabilization manager a portion of the underwriting discount received by it because the stabilization manager or any person acting for it has repurchased notes sold by or for the account of such manager in stabilizing or short covering transactions.
      These activities by the stabilization manager or any person acting for it may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the stabilization manager or any person acting for it at any time. These transactions may be effected in the over-the-counter market or otherwise.
Delivery and Settlement
      It is expected that delivery of the notes will be made upon the instructions of the managers against payment on or about the date specified in the penultimate paragraph of the cover page of the applicable pricing supplement, which we expect to be later than the third New York business day following the date of pricing of the notes. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade notes on the date of pricing of the notes or the succeeding business days up to three days prior to the date of delivery of the notes, it may be required, by virtue of the fact that the notes will initially settle later than on the third New York business day following the date of pricing of the notes or any other day as specified in the applicable pricing supplement, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on any day for which settlement within three New York business days would not be possible should consult their own advisors.